June 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Sergio Chinos
Ms. Anne Parker
Ms. Mindy Hooker
Mr. Kevin Stertzel

Re:	Cryptyde, Inc.
Form S-1
Filed May 9, 2022
File No. 333-264777

Ladies and Gentlemen:

On behalf of Cryptyde, Inc. (the “Company” or “Cryptyde”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 2, 2022 (the “Comment Letter”), to Brian McFadden, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1 thereof. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Form S-1 Filed May 9, 2022

General

1.

Please update your cover page to provide the information by Item 501(b)(3) and (4) of Regulation S.-K. Please also update the disclosures throughout your filing regarding your ticker symbol on the Nasdaq, which we note to be TYDEV as opposed to TYDE.

Response: The Company acknowledges the Staff’s comments and confirms that the cover page has been updated to provide the information required by Item 501(b)(3) and (4) of Regulation S-K. In addition, the Company’s disclosures have been updated throughout its Amendment No. 1 to Form S-1 to refer to the current ticker symbol of “TYDEV”, where appropriate, noting that the shares are to be listed under the ticker symbol “TYDE” following the Separation. References to the Company’s ticker symbol have been adjusted in the introduction to the prospectus contained in its Amendment No. 1 to Form S-1 and on pages 3, 4, 15, 35, 45, 47 and 54 of its Amendment No. 1 to Form S-1.

2.

As discussed in the Form 8-K filed by Vinco Ventures, Inc. on May 25, 2022, please revise your disclosure regarding the Conditions to the Distribution and the expected effective date of the Separation to state that this Form S-1 must be declared effective before the distribution date of your spin-off from Vinco.

Response: The Company acknowledges the Staff’s comments and confirms that disclosures have been updated with respect to the conditions to the Distribution and the expected effective date of the Separation. The Company confirms that its disclosures have been updated to reflect that the Form S-1 must be declared effective prior to the distribution date of the Company’s spin-off from Vinco. See the below language on page 2 of Amendment No. 1 to Form S-1:

“The Separation is expected to be completed on or about the end of the of the second quarter of 2022 and requires the registration statement containing this prospectus to be declared effective by the Securities and Exchange Commission before the Separation is completed.”

Similar language may be found on pages 34 and 36 of Amendment No. 1 to Form S-1.

3.	We note you have incorporated by reference future filings. Form S-1 does not provide for forward incorporation by reference of Exchange Act reports filed after the effective date of the registration statement. In addition, general Instruction VII of Form S-1 permits incorporation by reference of information where a company meets the requirements of paragraphs A-F. We note in particular paragraph C, which requires the registrant to have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year Because you are not eligible to incorporate by reference, please revise your registration statement accordingly.

Response: The Company acknowledges the Staff’s comments and confirms that the Amendment No. 1 to Form S-1 has been updated to no longer provide for incorporation by reference. The Company has removed the section entitled “Incorporation of Certain Information by Reference” from the Amendment No. 1 to Form S-1. There are no further references to incorporation by reference in the Company’s Amendment No. 1 to Form S-1.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner, Esq.

cc:	Brian McFadden, Cryptyde, Inc.
Bruce Newsome, Esq., Haynes and Boone, LLP